Launch Update: Ernie Barnes Pool Hall Painting Inbox


MASTERWORKS

Ernie Barnes Available Now

Here are 3 reasons we're excited about this work

INVEST NOW

1.



Life After Sundown (1976) | 36 x 48 in

A similar work sold for

$770K (2022)

Ours is available for

$361K



Blessings in the Hall (1972) | 30 x 40 in

2.

In December '23, we sold a different Barnes painting that delivered 20.3% total net returns after just 76 days held.



Total Net Return

20.3%

Days Held

76

Past performance not indicative of future returns.

3.

Barnes has seen a large recent expansion in his posthumous market, setting a record in 2022.



Sugar Shack (1976) | 36 x 48 in

Sold For $15.3M

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MASTERWORKS